Exhibit 99.1

KE Holdings Inc. Announces Second Quarter 2024 Unaudited Financial Results and Upsizing and Extension of Share Repurchase Program

BEIJING, China, August 12, 2024 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the second quarter ended June 30, 2024 and upsizing and extension of the share repurchase program.

Business and Financial Highlights for the Second Quarter 2024

•	Gross transaction value (GTV)[1] was RMB839.0 billion (US$115.5 billion), an increase of 7.5% year-over-year. GTV of existing home transactions was RMB570.7 billion (US$78.5 billion), an increase of 25.0% year-over-year. GTV of new home transactions was RMB235.3 billion (US$32.4 billion), a decrease of 20.2% year-over-year. GTV of home renovation and furnishing was RMB4.2 billion (US$0.6 billion), an increase of 22.3% year-over-year. GTV of emerging and other services was RMB28.8 billion (US$4.0 billion), an increase of 12.2% year-over-year.

•	Net revenues were RMB23.4 billion (US$3.2 billion), an increase of 19.9% year-over-year.

•	Net income was RMB1,900 million (US$262 million). Adjusted net income[2] was RMB2,693 million (US$371 million).

•	Number of stores was 45,948 as of June 30, 2024, a 6.9% increase from one year ago. Number of active stores[3] was 44,423 as of June 30, 2024, an 8.1% increase from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 41,076 as of June 30, 2023.

•	Number of agents was 458,690 as of June 30, 2024, a 5.2% increase from one year ago. Number of active agents[4] was 411,478 as of June 30, 2024, relatively flat compared with one year ago.

•	Mobile monthly active users (MAU)[5] averaged 49.7 million in the second quarter of 2024, compared to 48.0 million in the same period of 2023.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the second quarter of this year, our series of operational enhancements and scientific management measures supported us in achieving high-quality results that notably exceeded the market performance. We further expanded our broader and deeper connections with service providers and new home projects on the supply side in our housing transaction services. Through a series of training programs and refined operational measures, we enhanced the operational efficiency of the supply side, optimizing the platform ecosystem. This year, our home renovation and furnishing and home rental services focused on capability building, achieving significant business growth and continuous operational improvement. We are also exploring ways to deepen our community engagement by increasing the density of services and innovating the operational models of community stores and service providers, with the aim of better understanding and meeting consumer needs.”

“The growth potential for our home transaction services remains significant, and the business models and capabilities of our home renovation and furnishing and home rental services have also been validated. Looking ahead, our core goal is to build an organization that can continuously progress from one success to the next. Our next step is to achieve sustained growth by driving a positive cycle of scale, quality, and efficiency,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In the second quarter of 2024, a series of easing policies were implemented, leading to an improvement in the transaction volume of the existing housing market, while the year-on-year decline in the new home market sequentially narrowed each month although still remaining subdued overall. Amid gradually improving market sentiment, we continuously deepened our operations and achieved excellent performance in the second quarter.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 409,054 as of June 30, 2023.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

For the second quarter, our total net revenues reached RMB23.4 billion, up 19.9% year-over-year. The contribution margin from existing home transaction services rose substantially both year-over-year and quarter-over-quarter, and the monetization capability of our new home transaction services has been further strengthened. Non-housing transaction services grew rapidly, with revenues from our home renovation and furnishing business and home rental services reaching history highs. Our continuous improvement in operational efficiency generated a gross margin of 27.9%, ticking up from 27.4% in the same period last year. Our net income in the second quarter saw a 46.2% year-over-year increase, reaching RMB1,900 million, and our adjusted net income grew by 13.9% to RMB2,693 million, showcasing improved profitability.

With our robust cash reserves, we continued with shareholder returns through active share buybacks. As of the date of this press release, we have in aggregate repurchased shares with a total consideration of approximately US$480 million in 2024, which accounted for approximately 2.75% of the Company's total issued shares at the end of 2023. We have also upsized and extended the existing share repurchase program to August 31, 2025, with the repurchase authorization being increased from US$2 billion to US$3 billion. Moving forward, we will continue to reward the shareholders who have been staying alongside our growth and share the value created by the Company with them.”

Second Quarter 2024 Financial Results

Net Revenues

Net revenues increased by 19.9% to RMB23.4 billion (US$3.2 billion) in the second quarter of 2024 from RMB19.5 billion in the same period of 2023, primarily attributable to the increase of net revenues from existing home transaction services and the expansion of home renovation and furnishing and home rental business, partially offset by the decrease of net revenues from new home transaction services. Total GTV increased by 7.5% to RMB839.0 billion (US$115.5 billion) in the second quarter of 2024 from RMB780.6 billion in the same period of 2023, primarily attributable to the recovery of existing home transaction market driven by the release of supportive policies in the second quarter of 2024, partially offset by the sluggish new home transactions market due to weaknesses in both supply and demand in the second quarter of 2024.

•	Net revenues from existing home transaction services increased by 14.3% to RMB7.3 billion (US$1.0 billion) in the second quarter of 2024 from RMB6.4 billion in the same period of 2023, primarily attributable to the increase of the GTV of existing home transactions of 25.0% to RMB570.7 billion (US$78.5 billion) in the second quarter of 2024 from RMB456.5 billion in the same period of 2023. The higher growth rate of the GTV of existing home transactions than that of net revenues was primarily attributable to a lower commission rate of existing home transactions charged by Lianjia stores in Beijing, partially offset by a higher contribution from GTV of existing home transactions served by Lianjia agents, for which revenue is recorded on a gross commission basis, while for GTV served by connected agents on the Company’s platform the revenue is recorded on a net basis from platform service, franchise service and other value-added services.

Among that, (i) commission revenue increased by 17.1% to RMB6.0 billion (US$0.8 billion) in the second quarter of 2024 from RMB5.1 billion in the same period of 2023, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 29.9% to RMB233.2 billion (US$32.1 billion) in the second quarter of 2024 from RMB179.4 billion in the same period of 2023, partially offset by the decrease in commission rate of existing home transactions charged by Lianjia stores in Beijing; and

(ii)	revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform were RMB1.4 billion (US$0.2 billion) in the second quarter of 2024 compared to RMB1.3 billion in the same period of 2023, mainly due to an increase of GTV of existing home transactions served by connected agents on the Company’s platform of 21.8% to RMB337.5 billion (US$46.4 billion) in the second quarter of 2024 from RMB277.1 billion in the same period of 2023, partially offset by the decrease in certain value-added revenues such as training revenues which were not directly driven by GTV of existing home transactions served by connected agents.

•	Net revenues from new home transaction services decreased by 8.8% to RMB7.9 billion (US$1.1 billion) in the second quarter of 2024 from RMB8.7 billion in the same period of 2023, primarily due to the decrease of GTV of new home transactions of 20.2% to RMB235.3 billion (US$32.4 billion) in the second quarter of 2024 from RMB295.0 billion in the same period of 2023, partially offset by the improved monetization capability. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 20.2% to RMB192.5 billion (US$26.5 billion) in the second quarter of 2024 from RMB241.3 billion in the same period of 2023, and the GTV of new home transactions served by Lianjia brand decreased by 20.3% to RMB42.8 billion (US$5.9 billion) in the second quarter of 2024 from RMB53.7 billion in the same period of 2023.

•	Net revenues from home renovation and furnishing increased by 53.9% to RMB4.0 billion (US$0.6 billion) in the second quarter of 2024 from RMB2.6 billion in the same period of 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales (in categories such as customized furniture, soft furnishings, and electrical appliances), and c) shortened lead time driven by enhanced delivery capabilities.

•	Net revenues from home rental services increased by 167.1% to RMB3.2 billion (US$0.4 billion) in the second quarter of 2024 from RMB1.2 billion in the same period of 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB0.9 billion (US$0.1 billion) in the second quarter of 2024, compared to RMB0.6 billion in the same period of 2023.

Cost of Revenues

Total cost of revenues increased by 19.2% to RMB16.9 billion (US$2.3 billion) in the second quarter of 2024 from RMB14.1 billion in the same period of 2023.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB5.4 billion (US$0.7 billion) in the second quarter of 2024, compared to RMB5.8 billion in the same period of 2023, primarily due to the decrease in net revenues from new home transactions services derived from transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation increased by 7.9% to RMB4.4 billion (US$0.6 billion) in the second quarter of 2024 from RMB4.1 billion in the same period of 2023, primarily due to an increase in the GTV of existing home transactions facilitated through Lianjia agents.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 50.2% to RMB2.8 billion (US$0.4 billion) in the second quarter of 2024 from RMB1.8 billion in the same period of 2023, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 138.2% to RMB3.0 billion (US$0.4 billion) in the second quarter of 2024 from RMB1.3 billion in the same period of 2023, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores was RMB681 million (US$94 million) in the second quarter of 2024, compared with RMB730 million in the same period of 2023 primarily attributable to the decrease in the amortization of the renovation costs for Lianjia stores.

•	Other costs. The Company’s other costs increased to RMB511 million (US$70 million) in the second quarter of 2024 from RMB431 million in the same period of 2023, mainly due to the increased tax and surcharges in line with the increased net revenues and the increased maintenance costs of home rental services.

Gross Profit

Gross profit increased by 22.0% to RMB6.5 billion (US$0.9 billion) in the second quarter of 2024 from RMB5.3 billion in the same period of 2023. Gross margin was 27.9% in the second quarter of 2024, compared to 27.4% in the same period of 2023 primarily due to a) a higher contribution margin for home renovation and furnishing primarily attributable to enhanced supply chain capabilities and continuous refined management; b) a higher contribution margin for home rental services primarily due to improved operational efficiency; c) a lower costs related to stores as percentage of net revenues; and d) partially offset by a lower contribution margin for new home transaction services led by a higher commission-split as percentage of net revenues from new home transaction services paid to connected agents and other channels.

Income (Loss) from Operations

Total operating expenses increased by 5.6% to RMB4.5 billion (US$0.6 billion) in the second quarter of 2024 from RMB4.3 billion in the same period of 2023.

•	General and administrative expenses were RMB2,079 million (US$286 million) in the second quarter of 2024, relatively flat compared with RMB2,105 million in the same period of 2023.

•	Sales and marketing expenses increased by 14.1% to RMB1,882 million (US$259 million) in the second quarter of 2024 from RMB1,649 million in the same period of 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business in line with the growth of net revenues from home renovation and furnishing.

•	Research and development expenses increased by 6.3% to RMB505 million (US$69 million) in the second quarter of 2024 from RMB475 million in the same period of 2023.

Income from operations was RMB2,015 million (US$277 million) in the second quarter of 2024, compared to income from operations of RMB1,081 million in the same period of 2023. Operating margin increased to 8.6% in the second quarter of 2024 from 5.5% in the same period of 2023, primarily due to a slight increase in gross margin and improved operating leverage in the second quarter of 2024, compared to the same period of 2023.

Adjusted income from operations6 was RMB2,813 million (US$387 million) in the second quarter of 2024, compared to RMB2,148 million in the same period of 2023. Adjusted operating margin7 was 12.0% in the second quarter of 2024, compared to 11.0% in the same period of 2023. Adjusted EBITDA8 was RMB3,372 million (US$464 million) in the second quarter of 2024, compared to RMB2,505 million in the same period of 2023.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss)

Net income was RMB1,900 million (US$262 million) in the second quarter of 2024, compared to RMB1,300 million in the same period of 2023.

Adjusted net income was RMB2,693 million (US$371 million) in the second quarter of 2024, compared to RMB2,364 million in the same period of 2023.

Net Income (Loss) attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,892 million (US$260 million) in the second quarter of 2024, compared to RMB1,309 million in the same period of 2023.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB2,685 million (US$369 million) in the second quarter of 2024, compared to RMB2,373 million in the same period of 2023.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB1.67 (US$0.23) and RMB1.61 (US$0.22) in the second quarter of 2024, respectively, compared to RMB1.10 and RMB1.08 in the same period of 2023, respectively.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB2.36 (US$0.32) and RMB2.28 (US$0.31) in the second quarter of 2024, respectively, compared to RMB2.00 and RMB1.96 in the same period of 2023, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of June 30, 2024, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB59.7 billion (US$8.2 billion).

Upsizing and Extension of Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2 billion of its Class A ordinary shares and/or ADSs until August 31, 2024 (the “Existing Share Repurchase Program”). As of the date of this press release, the Company in aggregate has purchased approximately 95.0 million ADSs (representing approximately 285.0 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$1,389.8 million under the Existing Share Repurchase Program since its launch.

On August 12, 2024, the Company’s board of directors approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$2 billion to US$3 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2025 (the “Extended Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 14, 2024, the shareholders of the Company have approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares (the “2024 Share Repurchase Mandate”) which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2024 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Monday, August 12, 2024 (8:00 P.M. Beijing/Hong Kong Time on Monday, August 12, 2024) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10040170-jgu87y.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10040172-lap9i8.html

A replay of the conference call will be accessible through August 19, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10040170
Replay PIN (Chinese simultaneous interpretation line):	10040172

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 22 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,634,716	9,409,071	1,294,731
Restricted cash	6,222,745	8,117,582	1,117,016
Short-term investments	34,257,958	42,222,652	5,810,030
Short-term financing receivables, net of allowance for credit losses of RMB122,482 and RMB118,595 as of December 31, 2023 and June 30, 2024, respectively	1,347,759	1,460,169	200,926
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,681,127 and RMB 1,687,261 as of December 31, 2023 and June 30, 2024, respectively	3,176,169	3,904,153	537,229
Amounts due from and prepayments to related parties	419,270	416,759	57,348
Loan receivables from related parties	28,030	27,770	3,821
Prepayments, receivables and other assets	4,666,976	5,098,886	701,631
Total current assets	69,753,623	70,657,042	9,722,732
Non-current assets
Property, plant and equipment, net	1,965,098	2,065,608	284,237
Right-of-use assets	17,617,915	20,487,100	2,819,119
Long-term investments, net	23,570,988	22,132,865	3,045,584
Intangible assets, net	1,067,459	927,533	127,633
Goodwill	4,856,807	4,847,762	667,074
Long-term loan receivables from related parties	27,000	19,300	2,656
Other non-current assets	1,473,041	1,360,787	187,250
Total non-current assets	50,578,308	51,840,955	7,133,553
TOTAL ASSETS	120,331,931	122,497,997	16,856,285

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,328,516	6,684,706	919,846
Amounts due to related parties	430,350	398,473	54,832
Employee compensation and welfare payable	8,145,779	6,064,974	834,568
Customer deposits payable	3,900,564	5,794,761	797,386
Income taxes payable	698,568	747,112	102,806
Short-term borrowings	290,450	445,530	61,307
Lease liabilities current portion	9,368,607	11,632,047	1,600,623
Contract liability and deferred revenue	4,665,201	5,422,197	746,119
Accrued expenses and other current liabilities	5,695,948	6,186,560	851,299
Total current liabilities	39,523,983	43,376,360	5,968,786
Non-current liabilities
Deferred tax liabilities	279,341	279,341	38,439
Lease liabilities non-current portion	8,327,113	8,136,397	1,119,605
Other non-current liabilities	389	2,791	384
Total non-current liabilities	8,606,843	8,418,529	1,158,428
TOTAL LIABILITIES	48,130,826	51,794,889	7,127,214

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; 3,529,562,630 Class A ordinary shares issued and 3,395,696,348 Class A ordinary shares outstanding(1) as of June 30, 2024; and 151,354,549 and 147,500,681 Class B ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	475	467	64
Treasury shares	(866,198)	(350,595)	(48,243)
Additional paid-in capital	77,583,054	73,059,977	10,053,387
Statutory reserves	811,107	811,107	111,612
Accumulated other comprehensive income	244,302	397,365	54,679
Accumulated deficit	(5,672,916)	(3,349,081)	(460,849)
Total KE Holdings Inc. shareholders' equity	72,099,824	70,569,240	9,710,650
Non-controlling interests	101,281	133,868	18,421
TOTAL SHAREHOLDERS' EQUITY	72,201,105	70,703,108	9,729,071
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	120,331,931	122,497,997	16,856,285

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	6,415,888	7,334,889	1,009,314	15,597,087	13,061,919	1,797,380
New home transaction services	8,695,630	7,933,805	1,091,728	17,099,714	12,850,320	1,768,263
Home renovation and furnishing	2,624,899	4,040,224	555,953	4,032,830	6,449,072	887,422
Home rental services	1,193,534	3,187,540	438,620	2,100,888	5,812,743	799,860
Emerging and other services	553,970	873,972	120,263	931,482	1,573,690	216,547
Total net revenues	19,483,921	23,370,430	3,215,878	39,762,001	39,747,744	5,469,472
Cost of revenues
Commission-split	(5,753,173)	(5,439,667)	(748,523)	(11,363,560)	(8,857,846)	(1,218,880)
Commission and compensation-internal	(4,118,839)	(4,444,340)	(611,562)	(9,360,775)	(8,065,289)	(1,109,821)
Cost of home renovation and furnishing	(1,848,140)	(2,776,351)	(382,039)	(2,825,059)	(4,448,069)	(612,075)
Cost of home rental services	(1,260,041)	(3,001,325)	(412,996)	(2,248,885)	(5,481,822)	(754,324)
Cost related to stores	(729,912)	(680,930)	(93,699)	(1,415,651)	(1,365,977)	(187,965)
Others	(430,626)	(510,767)	(70,284)	(855,083)	(889,605)	(122,413)
Total cost of revenues(1)	(14,140,731)	(16,853,380)	(2,319,103)	(28,069,013)	(29,108,608)	(4,005,478)
Gross profit	5,343,190	6,517,050	896,775	11,692,988	10,639,136	1,463,994
Operating expenses
Sales and marketing expenses(1)	(1,649,458)	(1,881,726)	(258,934)	(2,943,272)	(3,505,463)	(482,368)
General and administrative expenses(1)	(2,105,234)	(2,079,299)	(286,121)	(3,726,483)	(4,098,494)	(563,972)
Research and development expenses(1)	(474,789)	(504,509)	(69,423)	(931,529)	(971,809)	(133,725)
Impairment of goodwill, intangible assets and other long-lived assets	(32,775)	(36,397)	(5,008)	(32,775)	(36,397)	(5,008)
Total operating expenses	(4,262,256)	(4,501,931)	(619,486)	(7,634,059)	(8,612,163)	(1,185,073)
Income from operations	1,080,934	2,015,119	277,289	4,058,929	2,026,973	278,921
Interest income, net	338,735	356,578	49,067	602,226	666,253	91,679
Share of results of equity investees	8,805	351	48	14,475	(3,735)	(514)
Fair value changes in investments, net	29,841	70,523	9,704	73,006	78,288	10,773
Impairment loss for equity investments accounted for using Measurement Alternative	(7,214)	(1,902)	(262)	(9,313)	(8,049)	(1,108)
Foreign currency exchange loss	(50,540)	(55,277)	(7,606)	(15,833)	(73,025)	(10,049)
Other income, net	172,310	363,972	50,084	727,283	901,610	124,066
Income before income tax expense	1,572,871	2,749,364	378,324	5,450,773	3,588,315	493,768
Income tax expense	(273,366)	(848,960)	(116,821)	(1,401,522)	(1,255,789)	(172,802)
Net income	1,299,505	1,900,404	261,503	4,049,251	2,332,526	320,966

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	9,228	(8,343)	(1,148)	6,326	(8,691)	(1,196)
Net income attributable to KE Holdings Inc.	1,308,733	1,892,061	260,355	4,055,577	2,323,835	319,770
Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,308,733	1,892,061	260,355	4,055,577	2,323,835	319,770

Net income	1,299,505	1,900,404	261,503	4,049,251	2,332,526	320,966
Currency translation adjustments	1,233,419	84,115	11,575	893,719	120,450	16,574
Unrealized gains (losses) on available-for-sale investments, net of reclassification	(15,649)	7,282	1,002	(1,024)	32,613	4,488

Total comprehensive income	2,517,275	1,991,801	274,080	4,941,946	2,485,589	342,028
Comprehensive loss (income) attributable to non-controlling interests shareholders	9,228	(8,343)	(1,148)	6,326	(8,691)	(1,196)
Comprehensive income attributable to KE Holdings Inc.	2,526,503	1,983,458	272,932	4,948,272	2,476,898	340,832
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	2,526,503	1,983,458	272,932	4,948,272	2,476,898	340,832

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted

—Basic	3,559,273,186	3,406,250,235	3,406,250,235	3,555,127,466	3,422,928,331	3,422,928,331

—Diluted	3,632,443,288	3,525,256,472	3,525,256,472	3,643,230,834	3,533,558,988	3,533,558,988

Weighted average number of ADS used in computing net income per ADS, basic and diluted

—Basic	1,186,424,395	1,135,416,745	1,135,416,745	1,185,042,489	1,140,976,110	1,140,976,110

—Diluted	1,210,814,429	1,175,085,491	1,175,085,491	1,214,410,278	1,177,852,996	1,177,852,996

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	0.37	0.56	0.08	1.14	0.68	0.09

—Diluted	0.36	0.54	0.07	1.11	0.66	0.09

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	1.10	1.67	0.23	3.42	2.04	0.28

—Diluted	1.08	1.61	0.22	3.34	1.97	0.27

(1) Includes share-based compensation expenses as follows:

Cost of revenues	132,570	125,401	17,256	226,566	249,834	34,379

Sales and marketing expenses	46,416	43,458	5,980	77,481	90,761	12,489
General and administrative expenses	655,554	513,776	70,698	1,188,897	1,090,910	150,114
Research and development expenses	46,687	48,416	6,662	90,038	92,926	12,787

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	1,080,934	2,015,119	277,289	4,058,929	2,026,973	278,921
Share-based compensation expenses	881,227	731,051	100,596	1,582,982	1,524,431	209,769
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	152,640	29,991	4,127	302,773	184,284	25,358
Impairment of goodwill, intangible assets and other long-lived assets	32,775	36,397	5,008	32,775	36,397	5,008
Adjusted income from operations	2,147,576	2,812,558	387,020	5,977,459	3,772,085	519,056

Net income	1,299,505	1,900,404	261,503	4,049,251	2,332,526	320,966
Share-based compensation expenses	881,227	731,051	100,596	1,582,982	1,524,431	209,769
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	152,640	29,991	4,127	302,773	184,284	25,358
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(2,671)	87	12	(38,581)	13,278	1,827
Impairment of goodwill, intangible assets and other long-lived assets	32,775	36,397	5,008	32,775	36,397	5,008
Impairment of investments	7,214	1,902	262	9,313	8,049	1,108
Tax effects on non-GAAP adjustments	(6,562)	(6,494)	(894)	(13,122)	(13,410)	(1,845)
Adjusted net income	2,364,128	2,693,338	370,614	5,925,391	4,085,555	562,191

Net income	1,299,505	1,900,404	261,503	4,049,251	2,332,526	320,966
Income tax expense	273,366	848,960	116,821	1,401,522	1,255,789	172,802
Share-based compensation expenses	881,227	731,051	100,596	1,582,982	1,524,431	209,769
Amortization of intangible assets	156,994	36,012	4,955	309,914	194,518	26,767
Depreciation of property, plant and equipment	195,093	173,690	23,901	384,815	338,859	46,629
Interest income, net	(338,735)	(356,578)	(49,067)	(602,226)	(666,253)	(91,679)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(2,671)	87	12	(38,581)	13,278	1,827
Impairment of goodwill, intangible assets and other long-lived assets	32,775	36,397	5,008	32,775	36,397	5,008
Impairment of investments	7,214	1,902	262	9,313	8,049	1,108
Adjusted EBITDA	2,504,768	3,371,925	463,991	7,129,765	5,037,594	693,197

Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,308,733	1,892,061	260,355	4,055,577	2,323,835	319,770
Share-based compensation expenses	881,227	731,051	100,596	1,582,982	1,524,431	209,769
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	152,640	29,991	4,127	302,773	184,284	25,358
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(2,671)	87	12	(38,581)	13,278	1,827
Impairment of goodwill, intangible assets and other long-lived assets	32,775	36,397	5,008	32,775	36,397	5,008
Impairment of investments	7,214	1,902	262	9,313	8,049	1,108
Tax effects on non-GAAP adjustments	(6,562)	(6,494)	(894)	(13,122)	(13,410)	(1,845)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(14)	(14)	(2)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	2,373,349	2,684,988	369,465	5,931,703	4,076,850	560,993

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted

—Basic	1,186,424,395	1,135,416,745	1,135,416,745	1,185,042,489	1,140,976,110	1,140,976,110

—Diluted	1,210,814,429	1,175,085,491	1,175,085,491	1,214,410,278	1,177,852,996	1,177,852,996

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted

—Basic	1,186,424,395	1,135,416,745	1,135,416,745	1,185,042,489	1,140,976,110	1,140,976,110

—Diluted	1,210,814,429	1,175,085,491	1,175,085,491	1,214,410,278	1,177,852,996	1,177,852,996

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	1.10	1.67	0.23	3.42	2.04	0.28

—Diluted	1.08	1.61	0.22	3.34	1.97	0.27

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	0.90	0.69	0.09	1.59	1.53	0.21

—Diluted	0.88	0.67	0.09	1.54	1.49	0.21

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	2.00	2.36	0.32	5.01	3.57	0.49

—Diluted	1.96	2.28	0.31	4.88	3.46	0.48

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	(196,144)	4,772,954	656,778	7,431,689	3,857,678	530,836
Net cash provided by (used in) investing activities	2,055,696	(8,134,019)	(1,119,277)	7,633,614	(6,843,593)	(941,709)

Net cash used in financing activities	(2,537,964)	(3,931,260)	(540,959)	(2,869,607)	(5,377,054)	(739,907)
Effect of exchange rate change on cash, cash equivalents and restricted cash	36,149	35,666	4,908	22,137	32,161	4,422
Net increase (decrease) in cash and cash equivalents and restricted cash	(642,263)	(7,256,659)	(998,550)	12,217,833	(8,330,808)	(1,146,358)
Cash, cash equivalents and restricted cash at the beginning of the period	38,454,355	24,783,312	3,410,297	25,594,259	25,857,461	3,558,105
Cash, cash equivalents and restricted cash at the end of the period	37,812,092	17,526,653	2,411,747	37,812,092	17,526,653	2,411,747

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services

Net revenues	6,415,888	7,334,889	1,009,314	15,597,087	13,061,919	1,797,380
Less: Commission and compensation	(3,490,480)	(3,851,787)	(530,024)	(8,169,959)	(7,032,712)	(967,733)

Contribution	2,925,408	3,483,102	479,290	7,427,128	6,029,207	829,647

New home transaction services

Net revenues	8,695,630	7,933,805	1,091,728	17,099,714	12,850,320	1,768,263
Less: Commission and compensation	(6,330,323)	(5,947,840)	(818,450)	(12,462,059)	(9,768,943)	(1,344,251)

Contribution	2,365,307	1,985,965	273,278	4,637,655	3,081,377	424,012

Home renovation and furnishing

Net revenues	2,624,899	4,040,224	555,953	4,032,830	6,449,072	887,422
Less: Material costs, commission and compensation	(1,848,140)	(2,776,351)	(382,039)	(2,825,059)	(4,448,069)	(612,075)

Contribution	776,759	1,263,873	173,914	1,207,771	2,001,003	275,347

Home rental services

Net revenues	1,193,534	3,187,540	438,620	2,100,888	5,812,743	799,860
Less: Property leasing costs, commission and compensation	(1,260,041)	(3,001,325)	(412,996)	(2,248,885)	(5,481,822)	(754,324)

(Deficit)/Contribution	(66,507)	186,215	25,624	(147,997)	330,921	45,536

Emerging and other services

Net revenues	553,970	873,972	120,263	931,482	1,573,690	216,547
Less: Commission and compensation	(51,209)	(84,380)	(11,611)	(92,317)	(121,480)	(16,717)

Contribution	502,761	789,592	108,652	839,165	1,452,210	199,830